Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Molecular Templates, Inc.

Austin, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-220477) of Molecular Templates, Inc. of our report dated February 22, 2017, except for the effects on the statement of stockholders’ deficit of the Exchange Ratio described in Note 3 and the related disclosure within Note 2 and Note 13, as to which the date is March 30, 2018, relating to the financial statements of Molecular Templates, Inc. as of December 31, 2016 and for the year then ended, which appears in this Form 10-K. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

Austin, Texas

March 30, 2018